J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Jefferies LLC
520 Madison Avenue
New York, NY 10022

Evercore Group L.L.C
55 East 52nd Street
New York, New York 10055

February 20, 2018
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Ms. Ada D. Sarmento

Re:	Dova Pharmaceuticals, Inc.
Registration Statement on Form S-1
Registration File No. 333-223103

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as underwriters, hereby join in the request of Dova Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:30 PM, Eastern Time, on February 22, 2018 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as underwriters, wish to advise you that there will be distributed to each prospective underwriter, institution or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the proposed form of Preliminary Prospectus, dated February 20, 2018 and included in the above-named Registration Statement, as amended, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
EVERCORE GROUP L.L.C

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Executive Director

By:	JEFFERIES LLC

By:	/s/ Matthew Kim
	Name:	Matthew Kim
	Title:	Managing Director

By:	EVERCORE GROUP L.L.C

By:	/s/ Nishant Saxena
	Name:	Nishant Saxena
	Title:	Managing Director